

February 21, 2018

Dmitrij Ozolins
Chief Financial Officer
Quest Management Inc.
1 Kalnu iela
Malta, LV-4630
Latvia

> **Re:** **Quest Management Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2017**
> **Filed February 13, 2018**
> **File No. 333-201215**

Dear Mr. Ozolins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Statement of Operations, page F-4

1. We note you have included the period from inception (October 12, 2014) through October 31, 2017 on your Statement of Operations, Statement of Changes in Stockholders' Equity and Statement of Cash Flows labeled as audited, but this period is not included in the opinion paragraph in the Report of Independent Registered Public Accounting Firm ("Report") on page F-1. Please file an amended Form 10-K to either include a Report that includes this period or eliminate this presentation in your financial statements and notes to the financial statements, as appropriate. Refer to ASC 915-205 and ASU 2014-10 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-552-3309. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure